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As filed with the U.S. Securities and Exchange Commission on October 27, 2009

Registration No. 333-162414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PACIFIC PREMIER BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	33-0743196 (I.R.S. Employer Identification No.)

1600 Sunflower Avenue
Costa Mesa, California 92626
(714) 431-4000
(Address, including zip code, and telephone number, including area code, of Registrants' principal executive offices)

Steven R. Gardner
President and Chief Executive Officer
Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Costa Mesa, California 92626
(714) 431-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service for Co-Registrants)

with copies to:
Norman B. Antin, Esq. Jeffrey D. Haas, Esq. Patton Boggs LLP 2550 M Street, NW Washington, DC 20037-1350 (202) 457-6000 (202) 457-6315—Facsimile	Kurt L. Kicklighter, Esq. Jason A. Femrite, Esq. Luce, Forward, Hamilton & Scripps LLP 600 West Broadway, Suite 2600 San Diego, CA 92101-3391 (619) 236-1414 (692) 645-5339—Facsimile

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)

Common Stock, par value $0.01 per share	$23,000,000	$1,284

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes offering price of shares that the underwriter has the option to purchase to cover over-allotments, if any.

(3)
Previously paid.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 27, 2009

PRELIMINARY PROSPECTUS

                  Shares

Common Stock

        We are offering                  shares of our common stock, par value $0.01 per share. Our common stock is traded on the NASDAQ Global Market under the symbol "PPBI." On October 22, 2009, the last reported sale price of our common stock on the NASDAQ Global Market was $3.83 per share.

        These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 9 to read about factors you should consider before buying our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$		$20,000,000
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$

        The underwriters also may purchase up to an additional                  shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

        The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about                   , 2009.

Howe Barnes Hoefer & Arnett

The date of this prospectus is                  , 2009

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as "may," "could," "should," "will," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," or words or phases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

        The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

  •
  The strength of the United States economy in general and the strength of the local economies in which we conduct operations;

  •
  The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board;

  •
  Inflation, interest rate, market and monetary fluctuations;

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  The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

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  The willingness of users to substitute competitors' products and services for our products and services;

  •
  The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

  •
  Technological changes;

  •
  The effect of acquisitions we may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

  •
  Changes in the level of our nonperforming assets and charge-offs;

  •
  Oversupply of inventory and continued deterioration in values of California real estate, both residential and commercial;

  •
  The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission, or the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

  •
  Possible other-than-temporary impairments of securities held by us;

  •
  The impact of current governmental efforts to restructure the U.S. financial regulatory system;

  •
  Changes in consumer spending, borrowing and savings habits;

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  The effects of our lack of a diversified loan portfolio, including the risks of geographic and industry concentrations;

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  Ability to attract deposits and other sources of liquidity;

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  Changes in the financial performance and/or condition of our borrowers;

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  Changes in the competitive environment among financial and bank holding companies and other financial service providers;

  •
  Geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

  •
  Unanticipated regulatory or judicial proceedings; and

  •
  Our ability to manage the risks involved in the foregoing.

        If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

        Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in our common stock should consider all risks and uncertainties disclosed in our filings with the SEC described below under the heading "Where You Can Find More Information," all of which are accessible on the SEC's website at http://www.sec.gov.

 ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Pacific Premier's business, financial condition, results of operations and prospects may have changed since such dates.

        In this prospectus, "Pacific Premier," "we," "our," "ours," and "us" refer to Pacific Premier Bancorp, Inc., which is a bank holding company headquartered in Costa Mesa, California, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to "Pacific Premier Bank" or the "Bank" mean Pacific Premier Bank, which is a California-chartered commercial bank and our banking subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC's website is www.sec.gov. Such reports and other information concerning Pacific Premier also can be retrieved by accessing our website at www.ppbi.com. Information on our website is not part of this prospectus.

        This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

        The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings is deemed "furnished" in accordance with SEC rules:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 26, 2009 and Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2008, filed with the SEC on October 9, 2009.

  •
  Our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 17, 2009.

  •
  Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2009, filed with the SEC on May 14, 2009, and June 30, 2009, filed with the SEC on August 13, 2009.

  •
  Our Current Reports on Form 8-K filed with the SEC on August 28, 2009, September 4, 2009 and September 15, 2009.

  •
  The description of our common stock contained on our Form 8-A as filed with the SEC pursuant to Section 12(b) and 12(g) of the Exchange Act, on February 28, 1997.

        We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Pacific Premier Bancorp, Inc.
1600 Sunflower Avenue
Costa Mesa, California 92626
Attention: Kent J. Smith, Chief Financial Officer
Telephone: (714) 431-4000

PROSPECTUS SUMMARY

        This summary highlights some information from this prospectus or incorporated by reference in this prospectus and it may not contain all of the information that is important to you. To understand the terms of the common stock offered by this prospectus, you should read this prospectus as well as the information to which we refer you and the information incorporated by reference in this prospectus. You should carefully read the section titled "Risk Factors" in this prospectus to determine whether an investment in our common stock is appropriate for you.

 Pacific Premier Bancorp, Inc.

        General.    We are a California-based bank holding company for Pacific Premier Bank, a California-chartered commercial bank. We conduct business throughout Southern California from our six locations in the counties of Orange and San Bernardino. We provide banking services within our targeted markets in Southern California to businesses, professionals and non-profit organizations, as well as consumers in the communities we serve. Through our branches and our Internet website at www.ppbi.com, we offer a broad array of deposit and loan products and services for both businesses and consumer customers. Our common stock is traded on the NASDAQ Global Market under the symbol "PPBI."

        As of June 30, 2009, we had total consolidated assets of $788.4 million, loans outstanding of $603.2 million, deposits of $549.1 million and stockholders' equity of $58.0 million. As of June 30, 2009, our loan portfolio consisted of the following:

  •
  $284.6 million of multi-family loans, or 47.2% of total loans;

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  $154.1 million of investor-owned commercial real estate loans, or 25.5% of total loans;

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  $107.2 million of owner-occupied commercial real estate loans, or 17.8% of total loans;

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  $41.6 million of commercial and industrial loans, or 6.9% of total loans; and

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  $15.7 million of other loans including single family, Small Business Administration, land and consumer loans, or 2.6% of total loans.

        As of June 30, 2009, our deposits consisted of the following:

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  $30.5 million of demand deposits, or 5.6% of total deposits;

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  $92.9 million of negotiable order of withdrawal (NOW) accounts, money market deposit accounts and savings accounts, or 16.9% of total deposits;

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  $122.9 million of three to six month certificates of deposit, or 22.4% of total deposits;

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  $246.1 million of seven to 12 month certificates of deposit, or 44.8% of total deposit; and

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  $56.7 million of one year or more certificates of deposit, or 10.3% of total deposits.

        As a bank holding company, we are subject to the supervision of the Federal Reserve Board. We are required to file with the Federal Reserve Board reports and other information regarding our business operations and the business operations of our subsidiaries. As a California-chartered bank, Pacific Premier Bank is subject to primary supervision, periodic examination, and regulation by the California Department of Financial Institutions, or DFI, and by the Federal Reserve Board, as its primary federal regulator.

        Our principal executive offices are located at 1600 Sunflower Avenue, Costa Mesa, California 92626 and our telephone number is (714) 431-4000.

        Business Strategy.    The Bank was founded in 1983 as a state chartered savings and loan, became a federally chartered stock savings bank in 1991 and, in March 2007, converted to a California-chartered commercial bank. In the fourth quarter of 2000, our management implemented a new business plan to refocus Pacific Premier's business model, emphasizing community banking. To achieve the Bank's goals, we implemented a three-phase strategic plan which involved:

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  Phase 1: lowering the risk profile of the Bank and re-capitalizing Pacific Premier;

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  Phase 2: growing the balance sheet at an accelerated rate through the origination of adjustable rate multi-family residential loans; and

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  Phase 3: transforming the institution to a commercial banking business model.

The first two phases of our strategic plan were completed in 2002 and 2004, respectively. Our transition to a commercial banking platform began in 2005 as we recruited experienced business bankers from other regional and national commercial banks. These business bankers helped us to introduce new credit and deposit products as well as on-line banking and cash management services. This in turn allowed us to begin to capture small business customers in our market. Our transition to a commercial banking platform is being achieved by retaining and growing the number of business banking relationships within the Southern California market.

        Like many banks in our market area, a majority of our loan portfolio consists of commercial real estate loans. However, as part of our transition, management has focused upon two specific types of loans. First, approximately one-half of our loan portfolio consists of multi-family residential loans with an emphasis on "B" and "C" class rental housing developments. We believe that the mid-market rents charged by our borrowers coupled with well-maintained buildings and rental units place these borrowers in a better position to withstand the downward economic pressures that have been experienced recently in Southern California, especially at the upper range of the condominium and rental market, and provide the necessary cash flow to make scheduled payments on the loans. Secondly, we focus on owner-occupied commercial real estate loans, which we believe, coupled with the personal guarantees from the business owners and our servicing guidelines, provide a lessened risk of non-payment during difficult economic times. We believe these types of loans have helped us achieve better asset quality results than that of our peer group and other California-based financial institutions during 2009. At June 30, 2009, our nonperforming loans as a percentage of total loans was 2.05% and our trailing 12-month net charge-offs to average total loans was 0.47%.

        The implementation of our business strategy also has resulted in the following achievements during the period beginning December 31, 2005 through June 30, 2009:

  •
  Transaction deposits have grown 12.4% compounded annually;

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  The number of business checking accounts have increased from 692 to 1,183;

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  The aggregate amount of business transaction accounts and business money market deposit accounts have grown 21.3% compounded annually; and

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  Total deposits have grown 15.9% compounded annually.

        Our core deposit base, and interest margin, has improved during our transition to a commercial bank for four important reasons. First, as stated above, we have placed a greater emphasis on deposit gathering in connection with monitoring our branch and employee performance and granting incentive compensation. Second, new loan originations require that the borrower maintain one or more deposit accounts with us. Third, as our liquidity situation has improved, we have become less reliant on out of market, higher rate, brokered deposits. We had $8.5 million of wholesale and brokered deposits at June 30, 2009, compared to $29.0 million at June 30, 2008. Finally, the recent failure of some larger,

Southern California-based banks has somewhat eased the competition for deposits, which, together with the low interest rate environment, has allowed us to obtain deposits at a lower cost.

        Our primary goal is to develop the Bank into one of Southern California's top performing commercial banks as an alternative to the large regional and national banks for businesses, professionals, entrepreneurs and non-profit organizations for the long term benefit of our stockholders, customers and employees. The following are our operating strategies which we have adopted in order to achieve this goal:

  •
  Expansion through Acquisitions.  We believe that the consolidation and current turmoil in the banking industry has created an opportunity in the markets that we serve to expand the Bank's franchise. Many banks have been negatively impacted by the economic environment, which we expect will lead to the continued consolidation and elimination of certain of our competitors. We intend to take advantage of this opportunity over the next several years by pursuing acquisitions of all or part of failing banks located in Southern California through FDIC-assisted transactions and negotiated asset sales with the FDIC.

  •
  Expansion through Relationship Banking.  We recognize that customer relationships are built through a series of consistently executed experiences in both routine transactions and higher value interactions. Our business bankers are focused on developing long term relationships with business owners, professionals, entrepreneurs, and non-profit organizations through consistent and frequent contact. Additionally, our bankers are actively involved in community organizations and events, thus building and capitalizing on the Bank's reputation within our local communities. We believe these efforts to build relationships are essential to successfully growing our franchise, which is evidenced by the number of new business accounts that we opened during the past year. At June 30, 2009, the Bank had 1,336 business depository accounts.

  •
  Reduction in Wholesale Funding and Brokered Deposits.  As we transitioned towards a commercial banking platform, we began reducing our reliance on wholesale borrowings, such as advances from the Federal Home Loan Bank, or FHLB, and brokered deposits. Our FHLB advances and other borrowings as a percent of total assets decreased from 45.3% at December 31, 2005 to 22.4% at June 30, 2009, while our loans to deposits ratio improved from 184.9% to 109.9% over the same period. Additionally, we have significantly reduced our usage of wholesale and brokered deposits from 18.8% of total deposits at December 31, 2005 to 1.5% of total deposits at June 30, 2009. During this same period, the Bank's average liquidity ratio increased from 6.3% to 12.0%.

  •
  Diversifying our Loan Portfolio.  We believe it is important to diversify our loan portfolio in order to better manage risks. As part of our transition to a commercial banking platform, we have increased the amount of owner-occupied commercial real estate loans, commercial and industrial loans and Small Business Administration loans within our portfolio. Owner-occupied commercial real estate loans increased from less than 1.0% of the Bank's loan portfolio at December 31, 2005 to 17.8% at June 30, 2009. Over the same period of time, total other business loans have increased to 7.5% of the loan portfolio at June 30, 2009, compared to 0.5% at December 31, 2005.

    Historically, we have managed our growth and our concentration in commercial real estate loans by selling excess loan production. However, in recent periods, the level of loan sales has decreased significantly due to dislocations in the credit markets. Although loan sales remain a strategic option for us, we do not expect to sell loans in the foreseeable future. As a result, we substantially reduced the origination of multi-family and investor-owned commercial real estate lending beginning in late 2007.

  •
  Maintain Excellent Asset Quality.  Our conservative credit and risk management culture has resulted in relatively low levels of nonperforming loans and an overall high credit quality within our loan portfolio. Throughout the recent real estate boom in Southern California, the Bank generally avoided the riskiest loans, notably single family, construction and land development loans.

    We monitor economic trends and conditions that could positively or negatively impact our business. We seek to take advantage of these trends by entering or exiting certain lines of business or offering or eliminating various loan product types, as evidenced by our decision to curtail our multi-family and commercial real estate lending. We will continue to adjust our risk management practices to the on-going changes in our local economy that impact our business.

  •
  Premier Customer Service Provider.  We believe it is imperative that the Bank provide a consistent level of quality service which generates customer retention and referrals. All of our employees, through training, understand that each interaction with our customers is an opportunity to exceed their expectations. Our employees' incentive compensation is, in part, predicated on achieving a consistently high level of customer satisfaction.

  •
  Expansion through Electronic Banking.  Many businesses feel displaced by large out-of-market operators and are attracted to institutions that have local decision making capability, more responsive customer service, and greater familiarity with the needs in their markets. We intend to continue expanding our franchise through electronic banking, such as remote or merchant capture, on-line banking and cash management services available through our web site.

Recent Developments

        Results for the Three and Nine Months Ended September 30, 2009.    On October 21, 2009, we announced our unaudited preliminary consolidated financial condition at September 30, 2009 and results of operations for the three and nine months ended September 30, 2009. We reported a net loss for the three and nine months ended September 30, 2009 of $7,000, or less than $0.01 per diluted share, and $183,000, or $0.04 per diluted share, respectively. This compares to net income for the three and nine months ended September 30, 2008 of $1.0 million, or $0.16 per diluted share, and $602,000, or $0.10 per diluted share, respectively.

        For the quarter ended September 30, 2009, our pre-tax income/loss decreased by $1.7 million, compared to the same period in the prior year, primarily due to:

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  A $1.3 million increase in provision for loan losses;

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  A $391,000 decline in noninterest income, primarily due to an other-than-temporary impairment charge taken on private label securities in the current period; and

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  A $168,000 increase in noninterest expense, primarily associated with higher costs related to Federal Deposit Insurance Corporation, or FDIC, insurance premiums and net operations of other real estate owned, partially offset by lower compensation and benefits expense.

These unfavorable items were partially offset by an increase in net interest income of $203,000.

        Financial Condition at September 30, 2009.    At September 30, 2009, our assets totaled $847.9 million, an increase $107.9 million, or 14.6%, from December 31, 2008. Cash and cash equivalents and investment securities increased to $115.7 million and $101.7 million, respectively, while net loans (including loans held for sale) decreased to $576.5 million.

        Deposits totaled $606.4 million at September 30, 2009, up $149.3 million, or 32.7%, from December 31, 2008, while our total borrowings amounted to $176.8 million, down $43.4 million, or

19.7%, from December 31, 2008. The increase in our transaction accounts and our retail certificates of deposit allowed us to reduce our borrowings.

        Investment securities available for sale increased 24.3% during the current quarter to $101.7 million at September 30, 2009. The increase was primarily due to net purchases funded by increased deposits and, to a lesser extent, a reduction in loans held for investment. At September 30, 2009, 49 of the private label mortgage backed securities, or MBS, totaling $6.2 million with a market value of $4.1 million were classified as substandard assets with all the interest received on these securities being applied to their principal balances. During the third quarter of 2009 and continuing into October 2009, we took advantage of market conditions to sell $42.2 million of our private label MBS, which represents all of our private label MBS except for the $9.0 million of private label MBS that we received in connection with the redemption of our interests in two mutual funds in June 2008.

        At September 30, 2009, nonperforming assets totaled $13.4 million, essentially unchanged from the quarter ended June 30, 2009. During the current quarter, two commercial real estate loans totaling $1.2 million were placed on nonaccrual status, which increase was partially offset by loan charge-offs of $1.1 million and an other real estate owned write down of $162,000. The composition of nonperforming assets at September 30, 2009 consisted of $9.8 million of nonaccrual loans and $3.6 million of other real estate owned.

        At September 30, 2009, the Bank exceeded all regulatory capital requirements with a ratio for tier 1 capital to adjusted total assets of 8.03%, tier 1 capital to total risked-weighted assets of 10.74% and total capital to total risk-weighted assets of 11.99%. At September 30, 2009, the Company had a ratio for tier 1 capital to adjusted total assets of 8.08%, tier 1 capital to total risked-weighted assets of 10.71% and total capital to total risk-weighted assets of 11.96%.

        Recent Regulatory Examination.    Our primary federal regulator, the Federal Reserve Bank of San Francisco, has recently completed its on site portion of our regularly scheduled examination. Although the regulatory examination has not been completed, management does not currently anticipate that the results of the examination will materially impact the Company's business operations. However, we cannot provide any assurance as to the results of the examination or their potential impact on the Company. We do note as a general matter that banking regulators have been giving commercial real estate loans greater scrutiny, due to risks relating to the cyclical nature of the real estate market. This is particularly the case for lenders with high concentrations of such loans. The regulators have been requiring banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, which has resulted in higher provisioning and increases in the allowance for possible loan losses for such institutions. Finally, we note that regulators generally have expressed expectations for higher capital levels.

The Offering

Issuer	Pacific Premier Bancorp, Inc.
Common stock offered by us, excluding the underwriter's over-allotment option	shares, par value $0.01 per share
Over-allotment option	We have granted the underwriters an option to purchase up to an additional shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.
Common stock issued and outstanding prior to this offering	5,003,451 shares(1)
Common stock issued and outstanding after this offering, excluding the underwriter's over-allotment option	shares
Net proceeds

The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of the common stock offered will be approximately $            million (or approximately $            million if the underwriters exercise the over-allotment option in full).

Use of proceeds

We intend to use the net proceeds of this offering (i) for general corporate purposes, including contributing additional capital to the Bank, and (ii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of all or parts of other financial institutions, including FDIC-assisted transactions. We do not have any agreements or commitments with respect to any acquisitions at this time.

The NASDAQ Global Market symbol	PPBI

(1)
Based on the number of shares of our common stock issued and outstanding as of October 6, 2009, which excludes 602,500 shares of our common stock issuable pursuant to our stock compensation plans and 966,400 shares of common stock issuable pursuant to outstanding warrants.

Risk Factors

        Investing in our common stock involves risks. You should carefully consider the information under "Risk Factors" beginning on page 9 and the other information included in or incorporated by reference into this prospectus before making an investment decision.

Summary Selected Consolidated Financial Information

        The following table sets forth summary historical consolidated financial information at or for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 (which has been derived from our audited consolidated financial statements), and at or for the six months ended June 30, 2009 and 2008 (which is unaudited). The unaudited financial information as of and for the six months ended June 30, 2009 and 2008 has been prepared on the same basis as our audited financial statements and includes, in the opinion of management, all adjustments necessary to fairly present the data for such periods. Historical results are not necessarily indicative of future results and the interim results are not necessarily indicative of the results of operations to be expected for the full year or any future period.

        You should read the following summary selected consolidated financial information in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, which have been filed with the SEC and are incorporated in this prospectus by reference.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$22,245	$23,477	$46,522	$49,432	$44,128	$33,707	$23,223
Interest expense	10,982	13,334	25,404	31,166	27,003	16,571	7,817

Net interest income	11,263	10,143	21,118	18,266	17,125	17,136	15,406
Provision for loan losses	3,534	1,019	2,241	1,651	531	349	705

Net interest income after provision for loans losses	7,729	9,124	18,877	16,615	16,594	16,787	14,701

Net gains from loan sales	—	92	92	3,720	3,697	590	105
Other noninterest income (loss)	302	(2,166)	(2,264)	2,639	2,818	3,540	4,141
Noninterest expense	8,519	7,984	15,964	17,248	15,231	12,260	11,234

Income (loss) before provision (benefit) for income tax	(488)	(934)	741	5,726	7,878	8,657	7,713
Provision (benefit) for income tax(1)	(312)	(536)	33	2,107	450	1,436	972

Net income (loss)	$(176)	$(398)	$708	$3,619	$7,428	$7,221	$6,741

Share Data:
Net income (loss) per share:
Basic	$(0.04)	$(0.08)	$0.14	$0.70	$1.41	$1.37	$1.28
Diluted	$(0.04)	$(0.08)	$0.11	$0.55	$1.11	$1.08	$1.02
Weighted average common shares outstanding:
Basic	4,876,655	4,993,513	4,948,359	5,189,104	5,261,897	5,256,906	5,256,334
Diluted	6,031,580	6,301,935	6,210,387	6,524,753	6,684,915	6,658,240	6,622,735
Book value per share (basic)	$11.59	$12.00	$11.74	$11.77	$11.03	$9.67	$8.37
Book value per share (diluted)	$9.70	$9.81	$9.60	$9.69	$9.16	$8.09	$7.08
Selected Balance Sheet Data:
Total assets	$788,422	$718,164	$739,956	$763,420	$730,874	$702,696	$543,124
Securities and FHLB stock	96,109	83,349	70,936	73,042	77,144	49,795	44,844
Loans held for sale, net(2)	635	696	668	749	795	456	532
Loans held for investment, net(2)	595,439	590,695	622,470	622,114	604,304	602,937	469,822
Allowance for loan losses	7,158	5,267	5,881	4,598	3,543	3,050	2,626
Total deposits	549,107	407,003	457,128	386,735	339,449	327,936	288,887
Total borrowings(3)	176,810	246,110	220,210	308,275	326,801	318,145	206,710
Total stockholders' equity	58,015	58,841	57,548	60,750	58,038	50,542	44,028

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Performance Ratios:(4)
Return on average assets(5)	(0.05)%	(0.11)%	0.09%	0.50%	1.07%	1.18%	1.61%
Return on average equity(6)	(0.61)	(1.33)	1.20	6.03	13.47	15.17	16.37
Average equity to average assets	7.73	8.06	7.96	8.16	7.94	7.78	9.86
Equity to total assets at end of period	7.36	8.19	7.78	7.96	7.94	7.19	8.11
Average interest rate spread(7)	3.02	2.66	2.81	2.44	2.39	2.70	3.66
Net interest margin(8)	3.15	2.86	2.99	2.63	2.58	2.88	3.82
Efficiency ratio(9)	73.66	98.71	83.66	69.87	64.26	57.72	57.21
Tangible equity ratio	7.36	8.19	7.78	7.96	7.94	7.19	8.11
Loans to deposits	109.86	146.60	137.60	162.25	179.30	184.93	163.72
Average interest-earning assets to average interest-bearing liabilities	104.18	105.25	105.01	104.20	104.83	106.41	108.02
Capital Ratios:(10)
Tier 1 capital to adjusted total assets	8.50%	8.70%	8.71%	8.81%	8.38%	7.79%	9.09%
Tier 1 capital to total risk-weighted assets	10.68	10.92	10.71	10.68	10.94	11.21	13.00
Total capital to total risk-weighted assets	11.87	11.82	11.68	11.44	11.55	11.78	13.59
Capital Ratios:(11)
Tier 1 capital to adjusted total assets	8.56%	8.77%	8.99%	8.90%	N/A	N/A	N/A
Tier 1 capital to total risk-weighted assets	10.67	10.97	11.11	10.81	N/A	N/A	N/A
Total capital to total risk-weighted assets	11.85	11.86	12.07	11.56	N/A	N/A	N/A
Asset Quality Ratios:
Nonperforming loans, net, to total loans(12)	2.05%	0.89%	0.83%	0.67%	0.09%	0.25%	0.45%
Nonperforming assets, net as a percent of total assets(13)	1.70	0.74	0.71	0.64	0.10	0.24	0.46
Net charge-offs to average total loans	1.06	0.24	0.34	0.37	0.01	(0.01)	0.02
Allowance for loan losses to total loan at period end	1.19	0.88	0.94	0.73	0.58	0.50	0.56
Allowance for loan losses as percent of nonperforming loans at period end(12)	58.01	99.66	113.10	109.48	558.83	180.79	110.75

(1)
In the years ended December 31, 2006 and December 31, 2005, we reversed $2.4 million and $1.6 million, respectively, of our deferred tax valuation allowance due to our improved financial outlook.

(2)
Loans are net of the allowance for loan losses and deferred fees.

(3)
Our Annual Report on Form 10-K includes a Selected Financial Data presentation under Item 6. For the years ended December 31, 2005 and 2004, this Selected Financial Data presentation included in the borrowings line item $10.3 million of junior subordinated debt issued in connection with the Company's issuance of trust preferred securities in March 2004. However, for the years ended December 31, 2008, 2007 and 2006, the $10.3 million of junior subordinated debt was not included within this line item. In this presentation, the $10.3 million of junior subordinated debt has been included in total borrowings for the years ended December 31, 2008, 2007 and 2006 to make this line item consistent for all periods presented.

(4)
All average balances consist of average daily balances.

(5)
Net income divided by total average assets.

(6)
Net income divided by average stockholders' equity.

(7)
Represents the weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.

(8)
Represents net interest income as a percent of average interest-earning assets.

(9)
Represents the ratio of noninterest expense less (gain) loss on foreclosed real estate to the sum of net interest income before provision for loan losses and total noninterest income.

(10)
Calculated with respect to the Bank.

(11)
Calculated with respect to Pacific Premier. Years prior to 2007 are not applicable due to change in the Bank's charter to that of a commercial bank in March 2007.

(12)
Nonperforming loans consist of loans past due 90 days or more or on loans where, in the opinion of management, there is reasonable doubt as to the collectability.

(13)
Nonperforming assets consist of nonperforming loans (see footnote 12 above) and foreclosed other real estate owned.

RISK FACTORS

        An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment.

Risks Related to Our Business

Our business is subject to various lending and other economic risks that could adversely impact our results of operations and financial condition.

        There was significant disruption and volatility in the financial and capital markets during 2008 and the first six months of 2009. The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the U.S. and global credit markets, including a significant and rapid deterioration in the mortgage lending and related real estate markets. Continued declines in real estate values, high unemployment and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations.

        As a consequence of the difficult economic environment, we experienced losses, resulting primarily from significant provisions for loan losses and substantial impairment charges on our investment securities. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience losses and write-downs of assets, and could face capital and liquidity constraints or other business challenges. A further deterioration in economic conditions, particularly within our geographic region, could result in the following consequences, any of which could have a material adverse effect on our business:

  •
  Loan delinquencies may further increase causing additional increases in our provision and allowance for loan losses.

  •
  Our ability to assess the creditworthiness of our customers may be impaired if the models and approaches we use to select, manage, and underwrite our customers become less predictive of future charge-offs.

  •
  Collateral for loans made by the Bank, especially real estate, may continue to decline in value, in turn reducing a client's borrowing power, and reducing the value of assets and collateral associated with our loans held for investment.

  •
  Consumer confidence levels may decline and cause adverse changes in payment patterns, resulting in increased delinquencies and default rates on loans and other credit facilities and decreased demand for our products and services.

  •
  Performance of the underlying loans in the private label mortgage backed securities may continue to deteriorate as the recession continues potentially causing further other-than-temporary impairment markdowns to our investment portfolio.

We may suffer losses in our loan portfolio in excess of our allowance for loan losses.

        We have experienced increases in the levels of our nonperforming assets and loan charge-offs in recent periods. Our total nonperforming assets amounted to $13.4 million, or 1.7% of our total assets, at June 30, 2009 and $5.2 million or 0.7% of our total assets, at December 31, 2008. We had $1.6 million of net loan charge-offs for the quarter ended June 30, 2009 compared to $965,000 in net loan charge-offs for the year ended December 31, 2008. Our provision for loan losses was $2.4 million for the quarter ended June 30, 2009 and $2.2 million for the year ended December 31, 2008. At June 30, 2009, the ratios of our allowance for loan losses to nonperforming loans and to total loans outstanding was 58.0% and 1.2%, respectively. Additional increases in our nonperforming assets or loan charge-offs may have an adverse effect upon our future results of operations.

        We seek to mitigate the risks inherent in our loan portfolio by adhering to specific underwriting practices. These practices include analysis of a borrower's prior credit history, financial statements, tax returns and cash flow projections, valuation of collateral based on reports of independent appraisers and verification of liquid assets. Although we believe that our underwriting criteria are appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our allowance for loan losses. We create an allowance for estimated loan losses in our accounting records, based on estimates of the following:

  •
  Industry historical losses as reported by the FDIC;

  •
  Historical experience with our loans;

  •
  Evaluation of economic conditions;

  •
  Regular reviews of the quality, mix and size of the overall loan portfolio;

  •
  Regular reviews of delinquencies; and

  •
  The quality of the collateral underlying our loans.

        Although we maintain an allowance for loan losses at a level that we believe is adequate to absorb losses inherent in our loan portfolio, changes in economic, operating and other conditions, including the sharp decline in real estate values and changes in interest rates, which are beyond our control, may cause our actual loan losses to exceed our current allowance estimates. If the actual loan losses exceed the amount reserved, it will adversely affect our financial condition and results of operations.

        In addition, the Federal Reserve Board and the DFI, as part of their supervisory function, periodically review our allowance for loan losses. Either agency may require us to increase our provision for loan losses or to recognize further loan losses, based on their judgments, which may be different from those of our management. Any increase in the allowance required by them could also adversely affect our financial condition and results of operations.

Deteriorating economic conditions in California may cause us to suffer higher default rates on our loans and reduce the value of the assets we hold as collateral.

        Our business activities and credit exposure are concentrated in Southern California. As a result, the continued deterioration in economic conditions in Southern California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. In addition, demand for our products and services may decline. The significant decline in the Southern California real estate market could hurt our business because the vast majority of our loans are secured by real estate located within Southern California. As of June 30, 2009, approximately 92% of our loan portfolio consisted of loans secured by real estate located in Southern California. As real estate values continue to decline, especially in Southern California, the collateral for our loans provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans.

Our level of credit risk is increasing due to our focus on commercial lending and the concentration on small businesses customers with heightened vulnerability to economic conditions.

        As of June 30, 2009, our largest outstanding commercial business loan and largest outstanding commercial real estate loan amounted to $9.0 million, which is fully committed as of such date, and $11.6 million, respectively. At such date, our commercial real estate loans amounted to $440.8 million, or 73.1% of our total loan portfolio, and our commercial business loans amounted to $41.6 million, or 6.9% of our total loan portfolio. Commercial real estate and commercial business loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial real estate and commercial business loans involve risks because the borrowers' ability to repay the loans typically depends primarily on the successful operation of the businesses or the properties securing the loans. Most of the Bank's commercial business loans are made to small business or middle market customers who may have a heightened vulnerability to economic conditions. Moreover, a portion of these loans have been made or acquired by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers' businesses may hinder their ability to repay their loans with us, which could adversely affect our results of operations.

We recently underwent a regularly scheduled examination with one of our regulators but have not yet received the final results of the examination.

        The Federal Reserve Bank of San Francisco has recently completed its on site portion of our regularly scheduled examination of our condition as of June 30, 2009. Although the regulatory examination has not been completed, we note as a general matter that banking regulators have been giving commercial real estate loans greater scrutiny, due to risks relating to the cyclical nature of the real estate market. This is particularly the case for lenders with high concentrations of such loans. The regulators have been requiring banks with higher levels of commercial real estate loans to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, which has resulted in higher provisioning and increases in the allowance for possible loan losses for such institutions. Finally, we note that regulators generally have expressed expectations for higher capital levels.

        We do not currently anticipate that the results of the examination will materially impact our business operations. However, we cannot provide any assurance as to the results of the examination or its potential impact on us. If we are required to materially increase our allowance for possible loan losses, charge-offs or capital, any such increase could materially and adversely affect our business, financial condition and results of operations. Although we are currently comfortable with our allowance for loan losses, charge-offs and our capital levels (taking into consideration the net proceeds from this offering), no assurances can be given that we will not have to increase our allowance for loan losses, charge-offs and capital in the future, including, without limitation, as a result of requirements imposed on us by our bank regulators, whether upon issuance of their final report of examination or otherwise.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

        Nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we may expect to continue to incur losses relating to an increase in nonperforming assets. We generally do not record interest income on nonperforming loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. While we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

We may be unable to successfully compete in our industry.

        We face direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases, a national presence, in both originating loans and attracting deposits. Competition in originating loans comes primarily from other banks and mortgage companies that make loans in our primary market areas. We also face substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. In addition banks with larger capitalizations and non-bank financial institutions that are not governed by bank regulatory restrictions have larger lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than we have, and have established customer bases and name recognition. We compete for loans principally on the basis of interest rates and loan fees, the types of loans that we originate and the quality of service that we provide to our borrowers. Our ability to attract and retain deposits requires that we provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, we may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. In addition, we rely upon local promotional activities, personal relationships established by our officers, directors and employees and specialized services tailored to meet the individual needs of our customers in order to compete. If we are not able to effectively compete in our market area, our profitability may be negatively affected.

Interest rate fluctuations, which are out of our control, could harm profitability.

        Our profitability depends to a large extent upon net interest income, which is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Any change in general market interest rates, whether as a result of changes in the monetary policy of the Federal Reserve Board or otherwise, may have a significant effect on net interest income. The assets and liabilities may react differently to changes in overall interest rates or conditions. In general, higher interest rates are associated with a lower volume of loan originations while lower interest rates are usually associated with higher loan originations. Further, if interest rates decline, our loans may be refinanced at lower rates or paid off and our investments may be prepaid earlier than expected. If that occurs, we may have to redeploy the loan or investment proceeds into lower yielding assets, which might also decrease our income. Also, as many of our loans currently have interest rate floors, a rise in rates may increase the cost of our deposits while the rates on the loans remain at the floor, which could decrease our margin. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest margin, asset quality and loan origination volume.

Adverse outcomes of litigation against us could harm our business and results of operations.

        We are currently involved in litigation relating to the origination of certain subprime mortgages that prior management purchased on the secondary market (and later sold), as well as other actions arising in the ordinary course of business. A significant judgment against us in connection with any pending or future litigation could harm our business and results of operations.

Changes in the fair value of our securities may reduce our stockholders' equity and net income.

        At June 30, 2009, $81.8 million of our securities were classified as available-for-sale. At such date, the aggregate net unrealized losses on our available-for-sale securities was $3.6 million. We increase or decrease stockholders' equity by the amount of change from the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of our available-for-sale securities portfolio, net of the related tax, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported stockholders' equity, as well as book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold and there are no credit impairments, the decrease will be recovered over the life of the securities. In the case of equity securities which have no stated maturity, the declines in fair value may or may not be recovered over time.

        For the year ended December 31, 2008, we reported a non-cash other-than-temporary impairment, or OTTI, charge of $1.3 million on our securities portfolio. We continue to monitor the fair value of our entire securities portfolio as part of our ongoing OTTI evaluation process. No assurance can be given that we will not need to recognize additional OTTI charges related to securities in the future. In addition, as a condition to membership in the FHLB of San Francisco, we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At June 30, 2009, we had stock in the FHLB of San Francisco totaling $12.7 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. The FHLB has discontinued the repurchase of their stock and discontinued the distribution of dividends. For the six months ended June 30, 2009, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

        Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, repurchase agreements, federal funds purchased, FHLB advances, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could negatively affect our access to liquidity sources include negative operating results, a decrease in the level of our business activity due to a market downturn or negative regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole, as evidenced by recent turmoil in the domestic and worldwide credit markets.

The soundness of other financial institutions could negatively affect us.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our financial condition and results of operations.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

        Financial institutions have been the subject of substantial legislative and regulatory changes and may be the subject of further legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations may cause our results of operations to differ materially. In addition, the cost and burden of compliance with applicable laws and regulations have significantly increased and could adversely affect our ability to operate profitably. Further, federal monetary policy significantly affects credit conditions for us, as well as for our borrowers, particularly as implemented by the Federal Reserve Board, primarily through open market operations in U.S. government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us or our borrowers, and therefore on our results of operations.

        On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or the EESA, was signed into law. Pursuant to the EESA, the U.S. Department of the Treasury, or the Treasury, was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the U.S. financial markets and has proposed several programs, including the purchase by the Treasury of certain troubled assets from financial institutions and the direct purchase by the Treasury of equity of financial institutions. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets. The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. In addition, current initiatives of President Obama's Administration and the possible enactment of recently proposed bankruptcy legislation may adversely affect our financial condition and results of operations. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets. The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock.

        We expect to face increased regulation and supervision of our industry as a result of the existing financial crisis, and there will be additional requirements and conditions imposed on us to the extent that we participate in any of the programs established or to be established by the Treasury or by the federal bank regulatory agencies. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The affects of such recently enacted, and proposed, legislation and regulatory programs on us cannot reliably be determined at this time.

Confidential customer information transmitted through Pacific Premier Bank's online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect its reputation and ability to generate deposits.

        Pacific Premier Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. Pacific Premier Bank's network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. Pacific Premier Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that Pacific Premier Bank's activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose Pacific Premier Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in Pacific Premier Bank's systems and could adversely affect its reputation and our ability to generate deposits.

We are dependent on our key personnel.

        Our future operating results depend in large part on the continued services of our key personnel, including Steven R. Gardner, our President and Chief Executive Officer, who developed and implemented our new business strategy in late 2000. The loss of Mr. Gardner could have a negative impact on the success of our business strategy. In addition, we rely upon the services of Eddie Wilcox, our Executive Vice President and Chief Banking Officer, and our ability to attract and retain highly skilled personnel. We do not maintain key-man life insurance on any employee other than Mr. Gardner. We cannot assure you that we will be able to continue to attract and retain the qualified personnel necessary for the development of our business.

Potential acquisitions may disrupt our business and dilute stockholder value.

        We have evaluated merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our stock's tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

        We may seek merger or acquisition partners that are culturally similar and have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. We do not currently have any specific plans, arrangements or understandings regarding such expansion. We cannot say with any certainty that we will be able to consummate, or if consummated, successfully integrate future acquisitions or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

  •
  Potential exposure to unknown or contingent liabilities of the target company;

  •
  Exposure to potential asset quality issues of the target company;

  •
  Difficulty and expense of integrating the operations and personnel of the target company;

  •
  Potential disruption to our business;

  •
  Potential diversion of management's time and attention;

  •
  The possible loss of key employees and customers of the target company;

  •
  Difficulty in estimating the value of the target company; and

  •
  Potential changes in banking or tax laws or regulations that may affect the target company.

We are subject to extensive regulation which could adversely affect our business.

        Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Given the current disruption in the financial markets and potential new regulatory initiatives, including the Obama Administration's recent financial regulatory reform proposal, new regulations and laws that may affect us are increasingly likely. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There are currently proposed laws, rules and regulations that, if adopted, would impact our operations. These proposed laws, rules and regulations, or any other laws, rules or regulations, may be adopted in the future, which could (1) make compliance much more difficult or expensive, (2) restrict our ability to originate, broker or sell loans or accept certain deposits, (3) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (4) otherwise adversely affect our business or prospects for business.

        Moreover, banking regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority may have a negative impact on our financial condition and results of operations.

        Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

        FDIC insurance premiums have increased substantially in 2009, and we expect to pay significantly higher FDIC premiums in the future. As the large number of recent bank failures continues to deplete the Deposit Insurance Fund, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution's assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution's assessment base for the second quarter of 2009. The amount of our special assessment was $360,000. In addition, the FDIC recently announced a proposed rule that will require financial institutions, such as the Bank, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 in order to re-capitalize the Deposit Insurance Fund. The proposed rule also provides for increasing the FDIC assessment rates by three basis points effective January 1, 2011.

A natural disaster or recurring energy shortage, especially in California, could harm our business.

        We are based in Costa Mesa, California, and approximately 92% of our total loan portfolio was secured by real estate located in California at June 30, 2009. In addition, the computer systems that operate our Internet websites and some of their back-up systems are located in Costa Mesa, California. Historically, California has been vulnerable to natural disasters. Therefore, we are susceptible to the risks of natural disasters, such as earthquakes, wildfires, floods and mudslides. Natural disasters could harm our operations directly through interference with communications, including the interruption or loss of our websites, which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our largest class of assets, our loan portfolio, which is comprised substantially of real estate loans. Uninsured or underinsured disasters may reduce borrowers' ability to repay mortgage loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. California has also experienced energy shortages, which, if they recur, could impair the value of the real estate in those areas affected. Although we have implemented several back-up systems and protections (and maintain business interruption insurance), these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters or energy shortages in California could have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

        Stock price volatility may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

  •
  Actual or anticipated variations in quarterly results of operations;

  •
  Recommendations by securities analysts;

  •
  Operating and stock price performance of other companies that investors deem comparable to us;

  •
  News reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

  •
  Perceptions in the marketplace regarding us and/or our competitors;

  •
  New technology used, or services offered, by competitors;

  •
  Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

  •
  Failure to integrate acquisitions or realize anticipated benefits from acquisitions;

  •
  Changes in government regulations; and

  •
  Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results as evidenced by the current volatility and disruption of capital and credit markets.

Only a limited trading market exists for our common stock, which could lead to significant price volatility.

        Our common stock is traded on the NASDAQ Global Market under the trading symbol "PPBI," but there is low trading volumes in our common stock. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that stockholders will be able to sell their shares at or above the price offered by this prospectus.

We do not expect to pay cash dividends in the foreseeable future.

        We do not intend to pay cash dividends on our common stock in the foreseeable future. Instead, we intend to reinvest our earnings in our business. In addition, in order to pay cash dividends to our stockholders, we would most likely need to obtain funds from the Bank. The Bank's ability to pay dividends to us is subject to restrictions set forth in the California Financial Code. The California Financial Code provides that a bank may not make a cash distribution to its stockholders in excess of the lesser of (1) a bank's retained earnings; or (2) a bank's net income for its last three fiscal years, less the amount of any distributions made by the bank or by any majority-owned subsidiary of the bank to the stockholders of the bank during such period. However, a bank may, with the approval of the DFI, make a distribution to its stockholders in an amount not exceeding the greatest of (a) its retained earnings; (b) its net income for its last fiscal year; or (c) its net income for its current fiscal year. In the event that bank regulators determine that the stockholders' equity of a bank is inadequate or that the making of a distribution by the bank would be unsafe or unsound, the regulators may order the bank to refrain from making a proposed distribution. The payment of dividends could, depending on the financial condition of the Bank, be deemed to constitute an unsafe or unsound practice. Under these provisions, the amount available for distribution from the Bank to Pacific Premier was approximately $9.4 million at June 30, 2009.

        Approval of the Federal Reserve Board is required for payment of any dividend by a state chartered bank that is a member of the Federal Reserve Board System, such as Pacific Premier Bank, if the total of all dividends declared by the bank in any calendar year would exceed the total of its retained net income for that year combined with its retained net income for the preceding two years. In addition, a state member bank may not pay a dividend in an amount greater than its undivided profits without regulatory and stockholder approval. The Bank is also prohibited under federal law from paying any dividend that would cause it to become undercapitalized.

Upon exercise by certain stockholders of warrants for our common stock, existing stockholders will experience significant dilution in their shares of common stock.

        We have issued warrants to certain stockholders representing the right to purchase 966,400 shares of our common stock at an exercise price of $0.75 per share outstanding as of June 30, 2009. The aggregate number of shares of our common stock subject to these warrants represents approximately 16% of our issued and outstanding shares as of June 30, 2009. The trading price of our common stock has been significantly higher than the exercise price of the warrants for the last three consecutive fiscal years. Upon exercise of the warrants, existing stockholders will experience significant dilution of the shares of our common stock that they hold.

An investment in our common stock is not an insured deposit.

        Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this prospectus and is subject to the same market forces that affect the price of common stock in any company. As a result, if you acquire our common stock, you may lose some or all of your investment.

There may be future sales or other dilutions of our equity which may adversely affect the market price of our common stock.

        Except as described under "Underwriting," we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our stockholders bear the risk of any future stock issuances reducing the market price of our common stock and diluting their stock holdings in us. The exercise of the underwriter's over-allotment option, the exercise of any options granted to our directors and employees, the exercise of the outstanding warrants for our common stock as referenced above, the issuance of shares of common stock in acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. In addition, the existence of options and warrants to acquire shares of our common stock may materially adversely affect the terms upon which we may be able to obtain additional capital in the future through the sale of equity securities. Any future issuances of shares of our common stock will be dilutive to existing stockholders.

Anti-takeover defenses may delay or prevent future transactions.

        Our certificate of incorporation and bylaws, among other things:

  •
  Divide the board of directors into three classes with directors of each class serving for a staggered three year period;

  •
  Provides that our directors must fill vacancies on the board of directors;

  •
  Permit the issuance, without stockholder approval, of shares of preferred stock having rights and preferences determined by the board of directors;

  •
  Provide that stockholders holding 80% of our issued and outstanding shares must vote to approve certain business combinations and other transactions involving holders of more than 10% of our common stock or our affiliates;

  •
  Provide that stockholders holding 80% of our issued and outstanding shares must vote to remove directors for cause; and

  •
  Provide that record holders of our common stock who beneficially own in excess of 10% of our common stock are not entitled to vote shares held by them in excess of 10% of our common stock.

        These provisions in our certificate of incorporation and bylaws could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempts not previously approved by our board of directors.

Future offerings of debt, which would be senior to our common stock upon liquidation, and/or preferred equity securities, which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

        In the future, we may attempt to increase our capital resources or, if the Bank's capital ratios fall below the required minimums, we could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes or preferred stock, including preferred stock issued under the U.S. Treasury's TARP Capital Purchase Program. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution.

A holder with as little as a 5% interest in Pacific Premier could, under certain circumstances, be subject to regulation as a "bank holding company."

        Any entity (including a "group" composed of natural persons) owning 25% or more of our outstanding common stock, or 5% or more if such holder otherwise exercises a "controlling influence"

over us, may be subject to regulation as a "bank holding company" in accordance with the Bank Holding Company Act of 1956, as amended, or the BHCA. In addition, (1) any bank holding company or foreign bank with a U.S. presence may be required to obtain the approval of the Federal Reserve Board under the BHCA to acquire or retain 5% or more of the outstanding Pacific Premier common stock and (2) any person other than a bank holding company may be required to obtain the approval of the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of the outstanding Pacific Premier common stock. Becoming a bank holding company imposes certain statutory and regulatory restrictions and burdens, and might require the holder to divest all or a portion of the holder's investment in Pacific Premier. In addition, because a bank holding company is required to provide managerial and financial strength for its bank subsidiary, such a holder may be required to divest investments that may be deemed incompatible with bank holding company status, such as a material investment in a company unrelated to banking.

USE OF PROCEEDS

        The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of the common stock offered by this prospectus will be approximately $             million. If the underwriter exercises its over-allotment option in full, we estimate that our net proceeds will be approximately $             million. We intend to use the net proceeds of this offering (i) for general corporate purposes, including contributing additional capital to the Bank, and (ii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of all or parts of other financial institutions, including FDIC-assisted transactions. We do not have any agreements or commitments with respect to any acquisitions at this time.

CAPITALIZATION

        The following table shows our capitalization and regulatory capital ratios as of June 30, 2009 on an actual basis and on an as adjusted basis to give effect to the receipt of the net proceeds from this offering. The as adjusted capitalization assumes no exercise of the underwriters' over-allotment option, that 5,221,932 shares of common stock are sold by us at an offering price of $3.83 per share (based on the closing price of our common stock on the NASDAQ Global Market on October 22, 2009), and that the net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $18.7 million.

	As of June 30, 2009
	Actual	As adjusted
	(Unaudited)
	(Dollar amounts in thousands)
Certain long-term debt:
Subordinated debentures	$10,310	$10,310
Stockholders' equity:
Preferred stock, $0.01 par value
Authorized shares—1,000,000
Issued shares—None	—	—
Common stock, $0.01 par value
Authorized shares—15,000,000
Issued and outstanding shares—5,003,451 (actual); 10,225,383 (as adjusted)	49	101
Additional paid-in capital	64,590	83,211
Accumulated deficit	(4,480)	(4,480)
Accumulated other comprehensive loss, net of tax of $1,498	(2,144)	(2,144)

Total stockholders' equity	58,015	76,688

Total capitalization	$68,325	$86,998

Regulatory Capital Ratios:
Total capital to risk-weighted assets
Bank	11.87%	14.96%
Consolidated	11.85%	14.92%
Tier 1 capital to adjusted total assets
Bank	8.50%	10.70%
Consolidated	8.56%	10.76%
Tier 1 capital to risk-weighted assets
Bank	10.68%	13.77%
Consolidated	10.67%	13.74%

DIVIDEND POLICY

        It is our policy to retain earnings, if any, to provide funds for use in our business. We have never declared or paid dividends on our common stock and do not anticipate declaring or paying any cash dividends in the foreseeable future.

        Our ability to pay a dividend on our common stock is dependent on the Bank's ability to pay dividends to us. Various statutory provisions restrict the amount of dividends that the Bank can pay without regulatory approval. See "Risk Factors—Risks Related to Our Business—We do not expect to pay cash dividends in the foreseeable future."

 PRICE RANGE OF COMMON STOCK

        The following table presents the range of high and low sale prices of our common stock as reported on the NASDAQ Global Market for the periods shown below:

	Sale Price Per Share
	High	Low
Year Ending December 31, 2009
First Quarter	$4.60	$2.79
Second Quarter	5.63	3.85
Third Quarter	5.10	3.98
Fourth Quarter (through October 22, 2009)	4.76	3.83
Year Ending December 31, 2008
First Quarter	8.55	5.97
Second Quarter	8.37	5.11
Third Quarter	6.21	3.61
Fourth Quarter	5.25	3.40
Year Ending December 31, 2007
First Quarter	12.35	10.80
Second Quarter	10.88	9.80
Third Quarter	10.99	10.02
Fourth Quarter	11.73	6.91

        As of October 6, 2009, there were approximately 819 holders of record of our common stock and approximately 5,003,451 shares of our common stock issued and outstanding. On October 22, 2009, the closing sale price for our common stock was $3.83 per share, as reported on the NASDAQ Global Market.

DESCRIPTION OF CAPITAL STOCK

        The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the Delaware General Corporation Law, or the DGCL, our certificate of incorporation, as amended, and our bylaws, as amended, copies of which have been filed with the SEC and are also available upon request from us.

        Our authorized capital stock consists of 15,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        General.    As of October 6, 2009, there were 5,003,451 shares of common stock issued and outstanding. Each holder of common stock is entitled to:

  •
  one vote for each share held on all matters submitted to a vote of the stockholders, except as described under "—Anti-takeover Provisions—Limitation on Voting our Common Stock;"

  •
  receive ratably such dividends as may be declared by our board of directors out of funds legally available for dividends, subject to preferences that may be applicable to outstanding shares of preferred stock, if any; and

  •
  share ratably in our net assets legally available to holders of our common stock in the event of our liquidation, dissolution or winding up, after payment in full of all amounts required to be paid to creditors or provision for such payment.

        Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges; however, holders of our warrants may have preemptive rights. See "—Warrants" below.

        Our common stock is listed on the NASDAQ Global Market under the symbol "PPBI." Our outstanding shares of common stock are validly issued, fully-paid and nonassessable.

        Warrants.    In January 2002, in connection with the private placement of $12,000,000 in notes, we issued warrants to purchase an aggregate of 1,166,400 shares of our common stock at an exercise price of $0.75 per share. All of the warrants are currently exercisable into shares of common stock. As of October 6, 2009, warrants to purchase 200,000 shares of our common stock have been exercised. Unexercised warrants to acquire 966,400 shares of common stock will expire in January 2012, if not exercised earlier.

        The number of shares subject to the warrants and the exercise price per share will be adjusted proportionately if there is a stock split, reorganization or similar event. The exercise price per share also will be adjusted if we issue shares of common stock below the exercise price per share then in effect.

        Persons who hold warrants convertible into 500,000 or more shares of our common stock have a right to purchase a pro rata portion of any equity securities issued by us. This right is not applicable to securities issued in public offerings, mergers and similar transactions, upon the exercise of stock options issued under our option plan or upon the exercise of the warrants.

Preferred Stock

        There are no shares of preferred stock outstanding. Our board of directors can at any time, under our certificate of incorporation, as amended, and without stockholder approval, issue one or more new series of preferred stock with such relative rights, powers, preferences, limitations as the board of directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-takeover Provisions

        Election and Removal of the Board of Directors.    Our certificate of incorporation, as amended, provides that our board of directors be divided into three classes. Directors are elected for staggered terms of three years each, with the term of office of only one of the three classes of directors expiring each year. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, directors may be removed by our stockholders only for cause, and our certificate of incorporation, as amended, provides that stockholders holding 80% of the issued and outstanding shares must vote to remove directors for cause. Further, any newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board resulting from death, resignation, retirements, removal or other cause may be filled only by a majority vote of the directors then in office. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers, which could depress the market price of our common stock.

        Limitation on Voting our Common Stock.    Our certification of incorporation, as amended, provides that record holders of our common stock who beneficially own in excess of 10% of our outstanding shares of common stock are not entitled to vote in respect to the shares held in excess of this voting limitation. Our certificate of incorporation, as amended, authorizes our board of directors to (i) make all determinations necessary to implement and apply this voting limitation, including determining whether persons or entities are acting in concert and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the voting limitation supply information to us to enable our board of directors to implement and apply the voting limitation. This provision may have the effect of deterring hostile takeovers and tender offers as anyone who acquires more than 10% of our common stock will not be able to exercise voting rights with respect to any shares over 10% of our issued and outstanding shares.

        Supermajority Vote for Certain Business Combinations.    Our certificate of incorporation, as amended, provides that 80% of our issued and outstanding shares of common stock must vote to approve any business combination and certain other transactions with any stockholder owning 10% or more of our outstanding shares of common stock or with any affiliate of such stockholder. Transactions subject to this supermajority vote requirement include our merger or consolidation, sale or lease of 25% or more of our assets, issuance or transfer of our securities having an aggregate fair market value of 25% or more of the fair market value of all of our issued and outstanding common stock, any liquidation plan proposed by a 10% or more stockholder or any affiliate of such stockholder, any reclassification of our securities or recapitalization of us, or any merger or consolidation of us with any of our subsidiaries, which results in an increase of the proportionate share of our outstanding securities owned by a 10% or more stockholder or any affiliate of such stockholder. This supermajority requirement is subject to certain exceptions described in our certificate of incorporation. This provision may deter takeovers and tender offers as it could restrict the actions a potential acquiror without obtaining a supermajority vote of our stockholders. The supermajority vote requirement is subject to the voting limitation described in the preceding paragraph.

        Possible Future Issuance of Preferred Stock.    Our board of directors can at any time, under our certificate of incorporation, as amended, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares to take control.

        Delaware Anti-Takeover Law.    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law which generally prevents an interested stockholder, defined generally as a person owning 15% or more of a corporation's outstanding voting stock, from engaging in a business combination with us for three years following the date that person became an interested stockholder unless certain specified conditions are satisfied. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer.

Restrictions on Ownership

        The BHCA generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of Pacific Premier. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over us, will generally deemed to control us, and may be subject to regulation as a bank holding company under the BHCA. Any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of the voting stock of Pacific Premier. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Pacific Premier, could constitute acquisition of control of the bank holding company.

        Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the DFI has approved such acquisition of control. A person would be deemed to have acquired control of Pacific Premier Bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of Pacific Premier Bank, or (2) to direct or cause the direction of the management and policies of Pacific Premier Bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control Pacific Premier Bank.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Howe Barnes Hoefer & Arnett, Inc. is acting as representative of the underwriters. We have entered into an underwriting agreement with Howe Barnes Hoefer & Arnett, Inc., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares
Howe Barnes Hoefer & Arnett, Inc.

Total

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares, if any are taken. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the shares, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

Over-Allotment Option

        We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to             additional shares of our common stock. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares being offered by this prospectus.

Commissions and Expenses

        The underwriters propose to offer the shares directly to the public at the public offering price set forth above, and to certain securities dealers at this price, less a concession not in excess of $            per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $            per share to certain brokers and dealers.

        The table below shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of certain expenses of the underwriters, will be approximately $326,000.

	Per Share	Total	Total with Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

        The offering of the shares of our common stock will be made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

        Under the terms and conditions of the underwriting agreement, in the event the offering is not closed by February 28, 2010, we will reimburse up to $75,000 of the underwriters' reasonable, accountable out-of-pocket expenses, including the underwriters' counsel fees and expenses, which would be payable as a result of the efforts of the underwriters. In the event the offering is closed on or prior to February 28, 2010, no such reimbursement payment will be made to the underwriters.

        Neither we nor the underwriters can assure you that an active and liquid market will develop for the shares or, if developed, that the market will continue.

        The offering price and distribution rate was determined by negotiations between the underwriters and us, and the offering price of the shares may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the shares, however, and may cease market-making activities, if commenced, at any time.

Indemnity

        Under the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

        In connection with the offering, to the extent permitted by federal securities laws and the Financial Industry Regulatory Authority (FINRA) rules and regulations, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the shares during and after the offering, such as the following:

  •
  over-allot or otherwise create a short position in the shares for their own accounts by selling more shares than have been sold to it;

  •
  elect to cover any short position by purchasing shares in the open market or by exercising the over-allotment option;

  •
  stabilize or maintain the price of the shares by bidding;

  •
  engage in passive market making transactions; and

  •
  impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

        The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

        In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

        Howe Barnes Hoefer & Arnett, Inc. has performed and expects to continue to perform financial advisory and investment banking services for us in the ordinary course of its business, and may have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed upon for us by Patton Boggs LLP. Certain legal matters will be passed upon for the underwriters by Luce, Forward, Hamilton & Scripps LLP. As of the date of this prospectus, certain members of Patton Boggs LLP owned in the aggregate approximately 20,750 shares of our common stock.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference from the Pacific Premier's Annual Report on Form 10-K for the year ending December 31, 2008 have been audited by Vanrinek, Trine, Day and Co., LLP, an independent registered public accounting firm, as stated in their report thereon included therein, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                  Shares

Common Stock

Howe Barnes Hoefer & Arnett

                        , 2009

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the shares of common stock being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the SEC registration fee.

SEC Registration fee	$1,284
FINRA filing fee	5,000
Legal fees and expenses	150,000
Accounting fees and expenses	85,000
Printing fees and expenses	75,000
Other	10,000

Total	$326,284

Item 14.    Indemnification of Directors and Officers.

        The following is a summary of relevant provisions of our certificate of incorporation, as amended, and certain provisions of the General Corporation Law of the State of Delaware (the "DGCL") regarding matters of indemnification with respect to our directors and officers. We urge you to read the full text of these documents, forms of which have been filed with the U.S. Securities and Exchange Commission, as well as the referenced provisions of the DGCL because they are the legal documents and provisions that will govern matters of indemnification with respect to our directors and officers.

        We are incorporated under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

        The DGCL provides that any indemnification must be made by us only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. Such determination must be made, with respect to person who is a director or officer at the time of such determination, (1) by a majority of our directors who are not parties to the action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by our stockholders.

        The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our certificate of incorporation, as amended, provides for the indemnification of directors, officers and certain authorized representatives of the corporation to the fullest extent permitted by the DGCL, except that indemnification in an action, suit or proceeding initiated by a director, officer or authorized representative of the corporation is permitted only if our board of directors authorized the initiation of that action, suit or proceeding. In addition, as permitted by the DGCL, our certificate of incorporation, as amended, provides that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of the law, (3) the unlawful payment of dividends or unlawful stock purchase or redemption, or (4) for any transaction in which the director derived improper personal benefit.

Item 15.    Recent Sales of Unregistered Securities.

        During the last three years, we have not sold any shares of our common stock without registration under the Securities Act of 1933.

Item 16.    Exhibits

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Pacific Premier Bancorp, Inc.(1)
3.1.1	First Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.2	Second Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.3	Third Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.4	Fourth Certificate of Amendment to Certificate of Incorporation of Pacific Premier Bancorp, Inc.(3)
3.2	Bylaws of Pacific Premier Bancorp, Inc., as amended(1)
4.1	Specimen Stock Certificate of Pacific Premier Bancorp, Inc.(4)
4.2	Form of Warrant to Purchase 1,166,400 Shares of Warrant Stock (subject to adjustment) of Pacific Premier Bancorp, Inc.(5)
4.3	Indenture from PPBI Trust I(6)
5.1	Opinion of Patton Boggs LLP
10.1	2000 Stock Incentive Plan(7)*
10.2	Employment Agreement by and between Steven Gardner, Pacific Premier Bancorp, Inc. and Pacific Premier Bank, dated December 19, 2007(8)*
10.3	Employment Agreement between Edward Wilcox and Pacific Premier Bank, dated December 19, 2007(8)*
10.4	Amended and Restated Declaration of Trust of PPBI Trust I(6)

Exhibit No.	Description
10.5	Guarantee Agreement from PPBI Trust I(6)
10.6	Salary Continuation Agreements between Pacific Premier Bank and Steven R. Gardner(9)*
10.7	Form of Pacific Premier Bancorp, Inc. 2004 Long-Term Incentive Plan Stock Option Agreement(10)*
21.1	Subsidiaries of Pacific Premier Bancorp, Inc.(11)
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
23.2	Consent of Patton Boggs LLP (included in Exhibit 5.1)

*
Management contract or compensatory plan or arrangement.

(1)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on March 31, 2003.

(2)
Incorporated by reference from the Registrant's Form 10-K/A filed with the SEC on August 28, 2003.

(3)
Incorporated by reference from the Registrant's Form 10-Q filed with the SEC on August 14, 2003.

(4)
Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Registration No. 333-20497) filed with the SEC on January 27, 1997.

(5)
Incorporated by reference from the Registrant's Proxy Statement for a Special Meeting filed with the SEC on December 14, 2001.

(6)
Incorporated by reference from the Registrant's Form 10-Q filed with the SEC on May 3, 2004.

(7)
Incorporated by reference from the Registrant's Proxy Statement filed with the SEC on May 1, 2001.

(8)
Incorporated by reference from the Registrant's Form 8-K filed with the SEC on December 21, 2007.

(9)
Incorporated by reference from the Registrant's Form 8-K filed with the SEC on May 19, 2006.

(10)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on April 2, 2007.

(11)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on March 26, 2009.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on October 27, 2009.

PACIFIC PREMIER BANCORP, INC.
By:	/s/ STEVEN R. GARDNER Steven R. Gardner President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on October 27, 2009.

Signature	Title

/s/ STEVEN R. GARDNER Steven R. Gardner	President, Chief Executive Officer and Director (Principal Executive Officer)
* Kent J. Smith	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* Ronald G. Skipper	Chairman of the Board of Directors
* John D. Goddard	Director
* Michael L. McKennon	Director
* Kenneth Boudreau	Director
* Jeff C. Jones	Director

Signature	Title

* David L. Hardin	Director

*By:	/s/ STEVEN R. GARDNER Steven R. Gardner Attorney- in- fact

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
3.1	Certificate of Incorporation of Pacific Premier Bancorp, Inc.(1)
3.1.1	First Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.2	Second Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.3	Third Certificate of Amendment of Certificate of Incorporation of Pacific Premier Bancorp, Inc.(2)
3.1.4	Fourth Certificate of Amendment to Certificate of Incorporation of Pacific Premier Bancorp, Inc.(3)
3.2	Bylaws of Pacific Premier Bancorp, Inc., as amended(1)
4.1	Specimen Stock Certificate of Pacific Premier Bancorp, Inc.(4)
4.2	Form of Warrant to Purchase 1,166,400 Shares of Warrant Stock (subject to adjustment) of Pacific Premier Bancorp, Inc.(5)
4.3	Indenture from PPBI Trust I(6)
5.1	Opinion of Patton Boggs LLP
10.1	2000 Stock Incentive Plan(7)*
10.2	Employment Agreement by and between Steven Gardner, Pacific Premier Bancorp, Inc. and Pacific Premier Bank, dated December 19, 2007(8)*
10.3	Employment Agreement between Edward Wilcox and Pacific Premier Bank, dated December 19, 2007(8)*
10.4	Amended and Restated Declaration of Trust of PPBI Trust I(6)
10.5	Guarantee Agreement from PPBI Trust I(6)
10.6	Salary Continuation Agreements between Pacific Premier Bank and Steven R. Gardner(9)*
10.7	Form of Pacific Premier Bancorp, Inc. 2004 Long-Term Incentive Plan Stock Option Agreement(10)*
21.1	Subsidiaries of Pacific Premier Bancorp, Inc.(11)
23.1	Consent of Vavrinek, Trine, Day & Co., LLP
23.2	Consent of Patton Boggs LLP (included in Exhibit 5.1)

*
Management contract or compensatory plan or arrangement.

(1)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on March 31, 2003.

(2)
Incorporated by reference from the Registrant's Form 10-K/A filed with the SEC on August 28, 2003.

(3)
Incorporated by reference from the Registrant's Form 10-Q filed with the SEC on August 14, 2003.

(4)
Incorporated by reference from the Registrant's Registration Statement on Form S-1 (Registration No. 333-20497) filed with the SEC on January 27, 1997.

(5)
Incorporated by reference from the Registrant's Proxy Statement for a Special Meeting filed with the SEC on December 14, 2001.

(6)
Incorporated by reference from the Registrant's Form 10-Q filed with the SEC on May 3, 2004.

(7)
Incorporated by reference from the Registrant's Proxy Statement filed with the SEC on May 1, 2001.

(8)
Incorporated by reference from the Registrant's Form 8-K filed with the SEC on December 21, 2007.

(9)
Incorporated by reference from the Registrant's Form 8-K filed with the SEC on May 19, 2006.

(10)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on April 2, 2007.

(11)
Incorporated by reference from the Registrant's Form 10-K filed with the SEC on March 26, 2009.